UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 20, 2021

MOTION ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39618	85-2515483
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller 405 Lexington Avenue, 11th Floor New York, NY	10174
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 818-8877

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one redeemable warrant	MOTNU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	MOTN	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	MOTNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

As previously announced, Motion Acquisition Corp., a Delaware corporation (“Parent”), has entered into a Merger Agreement (the “Merger Agreement”) by and among Parent, Motion Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Ambulnz, Inc. (dba DocGo), a Delaware corporation (the “Company”).

Attached as Exhibit 99.1 to this Current Report on Form 8-K is an updated form of investor presentation used by the Company on May 20, 2021 during the Needham 16th Annual Virtual Technology & Media Conference, and which may be used by Parent and the Company in presentations regarding the proposed business combination.

The information set forth under this Item 7.01, including the exhibit attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

Parent and the Company intend to hold presentations for persons who might be interested in purchasing Parent’s securities, in connection with the proposed transactions with the Company. This Current Report on Form 8-K, including the exhibit hereto, may be distributed to participants at such presentations.

Parent intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Parent, referred to as a proxy statement/prospectus, and certain related documents, to be used at the meeting of Parent’s stockholders to approve the proposed business combination and related matters. Investors and security holders of Parent are urged to read the registration statement, the proxy statement/prospectus, and any amendments thereto, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Parent, the Company, and the proposed transaction. The definitive proxy statement will be mailed to Parent’s stockholders as of a record date to be established for voting on the proposed business combination. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Parent, once such documents are filed, through the website maintained by the SEC at www.sec.gov.

The documents filed by Parent with the SEC also may be obtained free of charge at Parent’s website at https://motionacquisition.com or upon written request to Motion’s counsel, Graubard Miller, 405 Lexington Avenue, New York, NY 10174.

The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

Participants in Solicitation

Parent, the Company, and certain of their respective directors and executive officers, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies from Parent’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraphs.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibit hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This Current Report on Form 8-K also shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K and the exhibit hereto are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Parent and the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. Further, these forward-looking statements are subject to a number of risks and uncertainties, including: the conditions to the completion of the Merger, including the required approval by Parent’s stockholders, may not be satisfied on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing and completion of the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the approval by Parent’s stockholders of an amendment to Parent’s organizational documents to extend the date by which Parent must complete its initial business combination in order to have adequate time to close the proposed transaction; the outcome of any legal proceedings that may be instituted against Parent related to the merger or the Merger Agreement; the amount of the costs, fees, expenses and other charges related to the merger; the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to the Company; the Company’s ability to successfully expand its service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in the registration statement, proxy statement/prospectus, and other documents filed, or to be filed, by Parent with SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Parent nor the Company presently know or that Parent and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Parent’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Parent and the Company anticipate that subsequent events and developments will cause Parent’s and the Company’s assessments to change. However, while Parent and the Company may elect to update these forward-looking statements at some point in the future, Parent and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Parent’s and the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Any financial projections in this Current Report on Form 8-K or the exhibit hereto are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Parent’s and the Company’s control. While all projections are necessarily speculative, Parent and the Company believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this press release should not be regarded as an indication that Parent and the Company, or their respective representatives and advisors, considered or consider the projections to be a reliable prediction of future events.

This Current Report on Form 8-K, including its exhibit, is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Parent and is not intended to form the basis of an investment decision in Parent. All subsequent written and oral forward-looking statements concerning Parent and the Company, the proposed business combination or other matters and attributable to Parent, the Company, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 20, 2021	MOTION ACQUISITION CORP.

	By:	/s/ Rick Vitelle
Rick Vitelle
Chief Financial Officer

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